[Pick-Ups Plus, Inc. Letterhead]





                                        June  18,  2002


Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     RE:     PICK-UPS  PLUS,  INC.
             ---------------------
             FILE  NO.:  000-28255
             REGISTRATION  NO.  333-89036

Dear  Sirs:

     Please take this correspondence as the formal request of Pick-Ups Plus, Inc., to withdraw the previously filed Registration Statement on Form S-8. The Registration Statement was filed initially on May 23, 2002.

     The request is being made as the Company has determined that the Amendment to the Consulting Agreement, Dated May 23, 2002, should be rescinded and the initial Consulting Agreement, date March 14, 2002, shall remain in full force and effect, and therefore the securities contained on the Registration Statement do not qualify for registration on Form S-8. Please be advised that no securities were sold as a result of this filing, and that all securities have either not been released to any shareholder listed in the registration statement, or are being cancelled and/or returned to the transfer agent forthwith.

     Please feel free to contact Counsel for the Company, Michael S. Krome, P.C. at (631) 737-8381, if you have any further questions.

     Thank  you  very  much.

                                        Very  truly  yours,

                                        /s/ Sean Fitzgerald
                                        President